EASTERN ENVIRONMENT SOLUTIONS, CORP.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

March14, 2011
VIA EDGAR
John Cash
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Eastern Environment Solutions, Corp.
Form 10-K for Fiscal year ended December 31, 2009
Filed March 18, 2010
File No. 0-31193

Dear Mr. Cash:

I am writing in response to your letter dated February 1, 2011.  The Staff’s comments are set forth below, indented, and are followed by our responses.

FORM 10-K/A#1 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Report of Independent Registered Public Accounting Firm, page 20

1.
   Please request that Friedman LLP revise their report to include an explanatory paragraph following their opinion paragraph that states the 2009 financial statements have been restated for the correction of a misstatement and that refers to the disclosures of the correction of the misstatement as required by SAS AU 508.11d and 18A.

Response to Comment 1

We are today filing Amendment No. 2 to the 2009 Form 10-K.  The report by Friedman included in the Amendment contains the explanatory paragraph requested in the comment.

Note 2.  Restatement, page 27

2.
   Please revise your disclosures to also include “as previously reported” and “as restated” disclosures for line items in your statements of cash flows for each period, to the extent applicable, as required by ASC 250-10-50-7.

Response to Comment 2

As requested, the Restatement note in Amendment No. 2 contains disclosure for line items in the statements of cash flows for each period, to the extent applicable.

Note 4,  Property and Equipment, and Landfill Development Costs, page 36

3.
   We note that the paragraph related to construction in progress indicates, when construction in progress is transferred to property and equipment, capitalized expense will be amortized over the life of the BOT agreement.  It appears to us that this statement is not accurate and is not consistent with the remainder of your accounting policy.  Please revise your disclosures to ensure that your accounting policy accurately describes your current accounting policy.

Response to Comment 3

The Property and Equipment note in Amendment No. 2 to the 2009 Form 10-K has been revised to eliminate the inaccuracy addressed in this comment.

Note 9.  Bank Loan Payable, page 39

4.
   We note your disclosure that the bank loan payable was extended to 12/25/11.  We also note maturity disclosures that appear to include amounts being due past the extension date.  Please revise your disclosures to correct this inconsistency.

Response to Comment 4

The table of obligations in Note 9 has been revised in Amendment No. 2 to the 2009 Form 10-K to eliminate the inconsistency addressed in this comment.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Statements of Cash Flows, page 4

5.
   We note your presentation of payments of interest for construction loans under investing cash flows in the interim statements of cash flows.  Although it appears to us that including such interest payments under investing activities in 2010 may be appropriate since such amounts were capitalized, it is not clear to us how or why including such interest payments under investing activities in 2009 is appropriate since such amounts were expensed.  Please revise.

Response to Comment 5

Within the next few days we will file Amendment No. 1 to the September 30, 2010 Form 10-Q.  In that amendment, interest payments for construction loans will be eliminated from the category of investing cash flows.

Note 2.  Restatement, page 5

6.
   Please revise your disclosures to also include “as previously reported” and “as restated” disclosures for line items in your statements of cash flows for each period, to the extent applicable, as required by ASC 250-10-50-7.

Response to Comment 6

Within the next few days we will file Amendment No. 1 to the September 30, 2010 Form 10-Q.  The Restatement note in that amendment will contain quarterly disclosure of the restatement of cash flows.

Note 4,  Property and Equipment, and Landfill Development Costs, page 13

7.
   We note that the paragraph related to construction in progress indicates, when construction in progress is transferred to property and equipment, capitalized expense will be amortized over the life of the BOT agreement.  It appears to us that this statement is not accurate and is not consistent with the remainder of your accounting policy.  Please revise your disclosures to ensure that your accounting policy accurately describes your current accounting policy.

Response to Comment 7

The Property and Equipment note in Amendment No. 1 to the September 2010 Form 10-Q will be revised to eliminate the inaccuracy addressed in this comment

Note 10.  Bank Loan Payable, page 18

8.
   We note your disclosure that the bank loan payable was extended to 12/25/11.  We also note maturity disclosures that appear to include amounts being due past the extension date.  Please revise your disclosures here, on the face of your balance sheet, and in MD&A to correct this inconsistency.

Response to Comment 8

The table of obligations in Note 10in Amendment No. 1 to the September 2010 Form 10-Q will be revised to eliminate the inconsistency addressed in this comment.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2010 AND JUNE 30, 2010

9.
   Please file amendments to each of these exchange act filings as soon as practicable and, to the extent applicable, please ensure that the amended filings comply with all of the comments in this letter.

Response to Comment 9

We expect to file amendments to the March 31, 2010 and the June 30 2010 10-Qs within the next few days.  All of the comments in this letter will be respected in those amended filings.

Yours.

/s/ John W. Poling

John W. Poling, Chief Financial Officer

Acknowledgement

Eastern Environment Solutions, Corp., hereby acknowledges that:

•	Eastern Environment Solutions, Corp. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Eastern Environment Solutions, Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eastern Environment Solutions, Corp.
By: /s/ John W. Poling
John W. Poling
Chief Financial Officer